Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Market Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

10

1.5

Summary of Quarterly Results

12

1.6

Liquidity

14

1.7

Capital Resources

14

1.8

Off-Balance Sheet Arrangements

17

1.9

Transactions with Related Parties

17

1.10

Fourth Quarter

18

1.11

Proposed Transactions

18

1.12

Critical Accounting Estimates

18

1.13

Critical accounting policies and changes in accounting policies

18

1.14

Financial Instruments and Other Instruments

18

1.15.1

Other MD & A Requirements

18

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

18

1.15.3

Disclosure of Outstanding Share Data

19

Other Information

20

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is November 28, 2006

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other commodities, variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, protection of the integrity of intellectual property and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2005, and the unaudited interim consolidated financial statements for the nine months ended September 30, 2006.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and is also conducting research and development to commercialize the Ceramext™ process which converts mine tailings and other siliceous waste materials to stone and ceramic building products.  Following is a brief summary of its current activities.

•

Emgold’s loss for the nine months ended September 30, 2006 (“fiscal 2006”) was $3,924,871 or $0.06 per share compared to a loss of $3,645,304 or $0.07 per share in the nine months ended September 30, 2005 (“fiscal 2005”).

•

During fiscal 2006, cash used for operations and working capital was $3,589,105 compared to $3,308,802 in fiscal 2005.

•

Exploration expenditures totalled $1,349,843 in fiscal 2006 compared to $1,247,604 in fiscal 2005.  Exploration expenditures were incurred on the following mineral properties in fiscal 2006:  Idaho-Maryland - $1,347,011 (2005: $1,229,429), Rozan - $210 (2005 - $1,681), Stewart – $2,369 (2005 – $14,737), and Jazz - $253 (2005 – $1,757).

•

During fiscal 2006, the Company spent $1,179,000 (2005 - $915,996) on research and development of the Ceramext™ process.  Expenses incurred include prototypes - $127,068 (2005 – $68,039); Ceramext™ technology royalties and amortization of license fee and bench-scale research facility - $30,000 (2005 - $120,795); consulting fees - $32,348 (2005 - $4,189); consumable materials - $32,434 (2005 - $38,843); engineering costs, which includes consultants, contractors, salaries and hourly labour - $726,800 (2005 - $481,020); marketing and commercialization - $25,091 (2005 - $13,446); sample preparation - $51,909 (2005 - $41,004); site costs - $123,460 (2005 – $110,334); and transportation $29,890 (2005 - $9,837).  In fiscal 2005, stock-based compensation and totalling $24,489 were incurred, with no comparative expense in fiscal 2006.  The technology license fee and bench-scale research facility were amortized over a two-year period ending in December 2005.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “Project”).  In November 2006 the Company announced a private placement financing through the facilities of M Partners Inc. of up to Cdn$5,000,000.  There are two components to the financing.  Approximately 80% will be comprised of units of one common share and one share purchase warrant, exercisable for two years.  The remaining 20% will be comprised of units of one Flow-Through share and one-half of one non-flow-through (“NFT”) share purchase warrant.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional common share of the Company for two years.  Commissions of 8% will be paid with respect to the financing.

The non-flow-through proceeds of the offering will be used to advance permitting on the Company’s Idaho-Maryland Property and for working capital.  The flow-through proceeds are to be used for exploration on the Company’s properties in British Columbia.

Emgold has also been conducting research and development related to the Ceramext™ technology because of its potential to provide a tailings and development rock management strategy and possibly contribute a significant additional revenue stream to the Idaho-Maryland Mine if the mine goes into production.

The Company is deferring further capital investment in the Ceramext™ technology at this time and will focus its resources on the permitting process and the further advancement of the Idaho-Maryland Project.  The Company will examine various alternatives to raise the capital necessary to further develop and commercialize the Ceramext™ technology independently from the Idaho-Maryland Property.  Alternatives include joint ventures, a separate public entity and other forms of reorganization.  Emgold will continue to make preproduction royalty payments to the inventor of the technology from whom the Company has purchased, earned and received the worldwide license for the technology.  The Company commenced paying advance royalties in fiscal 2005 and will continue to do so until a reorganization is completed.

Pursuant to the deferral of capital investment in the Ceramext™ technology, the Company has laid off a number of employees who were dedicated to Golden Bear Ceramics.

To date, the Idaho-Maryland feedstock including development rock and historical tailings from the Idaho-Maryland Mine has been used to produce high quality ceramic building material.  Washed fines from aggregate operations, fly ash and other materials from mining and industrial sites throughout North America have been successfully tested as feedstocks for the process.  The testing of materials has been ongoing in conjunction with equipment design and product development.  The Company has completed an order of 3,000 square feet of stone tile which is being installed in a home being built as an architectural showcase in California.  This has been a co-development project with the owner of the home, and may be used to showcase the tile, and to test the products.

1.2.1

Idaho-Maryland Mine, California

The Company is continuing with its exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.  The Idaho-Maryland Mine Project will entail the staged exploration and development of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine, mill, in conjunction with a manufacturing plant for stone and ceramic brick, tiles and other building materials.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

The Company has developed a good working relationship with all stakeholders in the local communities and we are presently entering the mid-stages of the permitting process.

The permit applications were deemed substantially complete by the City on May 20, 2005.  The process of information exchange has continued throughout fiscal 2006.  The work associated with the application process consumes a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.  The Company’s current estimate is that the permitting process could be completed by June 2007, about 24 months from the date that the Final Applications were deemed substantially complete by the City of Grass Valley.  This time estimate has been based on the current schedule prepared by the City’s Environmental Impact Report (“EIR”) consultant and the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.  Delays in the permitting process have been created as a result of the Company’s inability to devote additional working capital to move forward with the project.  An equity financing completed in November 2006 should enable the Company to enter into the EIR process.  Further equity financings will be necessary to complete the permitting and development of the Idaho-Maryland Property.

The Final Master Environmental Assessment (“MEA”) was issued by the City of Grass Valley in June 2006.  The MEA describes potential impacts of the Idaho-Maryland Project and also identifies data gaps in the permitting data prior to entering into the EIR process.  The MEA has been reviewed by the Company and the review team has found that where many of the items identified as “data gaps” were noted, the information was previously provided to the City of Grass Valley or their consultants.  Workshops have been held to discuss and remedy the data gaps, and further documentation meetings and workshops will be required in response to the MEA which will be incorporated into the EIR process.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Application for the Conditional Mine Use Permit (“CMUP”).  Once the applications were accepted as complete the City initiated the preparation of a Master Environmental Assessment (“MEA”) as a precursor to a California Environmental Quality Act (“CEQA”) review of the Project application as proposed.  Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application.  Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  In summary, the Company and its consultants believe that the environmental aspects of the Project anticipated to be of greatest interest to the City and County of Nevada (County) include:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, including reclamation planning;

•

Impact on Traffic and Circulation in and around the Project location (e.g., road design and capacity);

•

Impact on Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Impact on Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

•

Impact on Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

The Project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  Therefore, the Company will need to further address those impacts associated with growth due to industrial development proximate to an urban center, as well as the impacts on the biological, cultural and historical resources.  The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders.

Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

Other requirements of CEQA will be addressed in the context of the Formal application, including:

•

Air Quality – Clean Air Act (“CAA”)/ dust generation, non-point sources (machinery/ vehicles);

•

Geology - Potential for subsidence;

•

Hydrogeology - Effects of dewatering (removal of water from) the mine (viability of private wells);

•

Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, Clean Water Act (“CWA”), National Pollutant and Discharge Elimination System (“NPDES”) and the Storm Water Pollution Prevention Plan (“SWPPP);

•

Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

•

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Specific to U.S. properties, costs involved in complying with various government environmental regulations vary by anticipated operations.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 10% or less of the total cost of the program.

In addition, certain types of operations related to the opening and operations of the mine will require the submission and approval of additional environmental impact assessments.  Environmental assessments of proposed project operations carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the Idaho-Maryland Mine would be curtailed, and operations in Grass Valley, California would cease.

On the Federal, State or Provincial or County level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received from the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  If operations result in negative effects upon the environment, government agencies will require the Company to carry out remedial actions to correct the negative effects.

Information about the Project is distributed at community events.  Issues of concern to the community

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

are addressed and communicated to all interested parties at public workshops and meetings, as well as through local news media, direct mail-outs, circulars and brochures.  A website, devoted to the Idaho-Maryland Project, www.idaho-maryland.com, provides general Project information, permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

The Company’s geologists are planning a possible Phase 3 surface drill program (dependent on future financing) to explore several structures in preparation for the underground development and further underground exploration.  Currently there is a shortage of available surface exploration and drilling equipment as well as experienced personnel to complete the work affecting the entire mining industry.  Any additional surface drilling is also subject to the Company’s ability to obtain additional financing, negotiate surface land leases and obtain permits to complete the work.  Additional surface drilling is not necessary for the completion of the permitting process.  Gaining the permit to access the underground workings is currently Emgold’s top priority, in order to obtain access to begin a future underground drill program.

Development of various underground exploration scenarios for the Idaho-Maryland Mine has been started.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

Advancement of the Ceramext™ Process

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the Idaho-Maryland mine while potentially contributing a significant revenue stream to the mine.  The Company believes there is a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The owner of Ceramext LLC was a director of the Company to June 2006.  Advance royalties of $10,000 per quarter were paid to Ceramext, LLC and increased to $20,000 per quarter in the last quarter of fiscal 2006.  All payments have been made to date in fiscal 2006.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  It is anticipated that the first payments from test production using the Ceramext™ process will be realized late fiscal 2006 upon delivery of 3,000 square feet of tile.  Scale of production has been limited by the size of the current research and development facility.  Capital investment related to the planned construction of a demonstration-scale facility has been curtailed due to the difficulty in raising capital for two different types of capital intensive projects in one development stage entity.  As a consequence of this, the Company is deferring capital investment in a demonstration facility using the Ceramext™ technology.  The Company is examining various alternatives to raise the capital necessary to further develop and commercialize the Ceramext™ technology separately from the Idaho-Maryland Property.  Alternatives include joint ventures, a separate public entity and other forms of reorganization.  Emgold will continue to make preproduction royalty payments until such time as the proposed reorganization of the Company is completed.

Pursuant to the deferral of further capital investment in the Ceramext™ technology, the Company has laid off employees dedicated to Golden Bear Ceramics associated with the further development of the Ceramext™ process.  This decision was made pursuant to the financing completed in November 2006.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

The expected termination costs including severance and vacation pay are estimated to be $85,000 and will be incurred in the fourth quarter of fiscal 2006.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$60,000 and $10,000, of which the final payment of Cdn$30,000 was paid on the Rozan property, and a payment of $10,000 was made on the Jazz property.  A payment of Cdn$30,000 on the Stewart property was deferred due to financing delays.  The optionors of the Stewart property approached the Company and suggested that they would take shares at a deemed value of Cdn$0.50 each in lieu of the cash payment.  The Company accepted the offer, and with regulatory approval of the amended agreement, the shares were issued in November 2006.

1.2.2

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2005 averaged $444.74 per ounce and has averaged $601.01 per ounce to November 27 in 2006.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 3,737,703	$ 1,651,513	$ 5,909,571
Mineral property interests	859,531	797,956	140,487
Other assets	530,109	499,278	38,766
Total assets	5,127,343	2,948,747	6,088,824

Current liabilities	601,143	458,949	193,050
Notes payable and preference shares	613,871	577,529	517,417
Shareholders’ equity	3,912,329	1,912,269	5,378,357
Total shareholders’ equity and liabilities	$ 5,127,343	$ 2,948,747	$ 6,088,824

Working capital	$ 3,136,560	$ 1,192,564	$ 5,716,521

	Years ended December 31,
	2005	2004	2003
Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs	1,769,659	998,631	24,054
Exploration expenses	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance expense	44,966	41,790	41,860
Accretion of debt portion of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery	--	--	(44,105)
Loss for the year	$ 5,245,165	$ 5,446,629	$ 3,160,580
Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ --	$ --	$ 3,932
Geological and geochemical	220,060	143,880	611,524	456,680
Land lease and taxes	56,038	31,907	116,578	95,684
Marketing study for tailings disposal	--	184,279	--	184,279
Mine planning	157,393	103,290	411,790	326,407
Site activities	31,747	54,959	193,421	132,102
Stock-based compensation	--	--	--	17,858
Transportation	1,498	4,164	13,698	12,487
Incurred during the period	466,736	522,479	1,347,011	1,229,429
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	172	30	228	1,552
Site activities	--	--	25	205
Incurred during the period	172	30	253	1,757
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	--	(107)	146	1,550
Site activities	--	--	64	131
Incurred during the period	--	(107)	210	1,681
Stewart Property, British Columbia
Exploration costs
Drilling	--	11,250	--	11,250
Geological and geochemical	834	104	2,219	2,003
Site activities	--	989	150	1,094
Transportation	--	390	--	390
Incurred during the period	834	12,733	2,369	14,737
Incurred during the period	$ 467,742	$ 535,135	$ 1,349,843	$ 1,247,604

Research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Ceramext™ Process Costs
Prototype materials for research	$ 31,560	$ 25,838	$ 127,068	$ 68,039
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	10,000	47,853	30,000	120,795
Consulting fees	18,259	1,895	32,348	4,189
Consumable materials	5,481	39	32,434	38,843
Engineering costs	308,722	182,136	726,800	481,020
Marketing and commercialization	20,769	9,617	25,091	13,446
Sample preparation	16,443	14,345	51,909	41,004
Site costs	37,225	37,635	123,460	110,334
Stock-based compensation	--	--	--	28,489
Transportation	10,540	5,173	29,890	9,837
Incurred during the period	458,999	324,531	1,179,000	915,996

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 22,168	$ 15,062	$ 64,652	$ 41,674
Accretion of debt portion of preference shares	3,668	5,489	10,858	12,241
Ceramext™ process research	458,999	324,531	1,179,000	915,996
Exploration expenses	467,742	535,135	1,349,843	1,247,604
Foreign exchange loss	1,322	26,067	24,732	6,253
Finance expense	13,019	11,504	37,179	33,186
Legal, accounting and audit	13,209	36,589	61,795	79,133
Management and consulting fees	8,070	6,263	50,331	18,452
Other consulting fees	--	--	28,309	--
Office and administration	96,083	86,299	383,681	302,865
Salaries and benefits	126,229	143,365	522,796	613,412
Shareholder communications	33,788	63,158	153,247	228,371
Stock-based compensation	--	--	--	143,979
Travel	11,300	32,101	97,152	73,034
Loss before interest income	1,255,597	1,285,563	3,963,575	3,716,200

Interest income	(2,810)	(25,403)	(38,704)	(70,896)
Loss for the period	1,252,787	1,260,160	3,924,871	3,645,304

Loss per share – basic and diluted	$ 0.02	$ 0.02	$ 0.06	$ 0.07
Weighted average number of common shares outstanding	65,654,084	65,518,099	65,923,632	53,137,771
Total common shares outstanding at end of period	67,117,301	65,518,099	65,518,099	65,518,099

Nine Months Ended September 30, 2006 (“fiscal 2006”), Compared to Nine Months Ended September 30, 2005 (“fiscal 2005”)

Emgold’s loss in the nine months ended September 30, 2006, was $3,924,871, or a loss per share of $0.06, compared to a loss of $3,645,304, or a loss per share of $0.07 in fiscal 2005.

During fiscal 2006 the Company earned interest income of $38,704 on excess cash balances compared to $70,896 in fiscal 2005.  The decrease was due to interest earned on declining cash balances held in fiscal 2006.  Cash balances increased significantly after the closing of a private placement financing late in the second quarter of fiscal 2005, and have declined since that date as cash was used in operations.

General and administrative expenses:

Legal, accounting and audit fees decreased from $79,133 in fiscal 2005 to $61,795 in fiscal 2006.  Fiscal 2006 legal, accounting and audit costs were expected to be higher than fiscal 2005 levels due to increasing regulatory and reporting requirements and an expected review of all internal controls.  The Company now files an Annual Report on a Form 20-F for the United States Securities and Exchange Commission, which results in significant legal and accounting costs relating to the preparation of the document.  The Form 20-F was filed in Q2 2006.  Reviews of internal controls by the Company have commenced, and will continue in fiscal 2007, which may lead to an increase in legal, accounting and audit costs.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Office and administration expenses in fiscal 2006 of $383,681 compare to $302,865 in fiscal 2005.  These included telephone, courier and other direct costs.  Additional employees were hired in fiscal 2006, contributing to the increase.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company to June 2006.  A new chairman was appointed in June 2005, and the management fee arrangement with Lang Mining Corporation for payment of the fees ceased in June 2006.  Also included in consulting fees in fiscal 2006 is $16,833 paid to a private company controlled by Sargent H. Berner, a director of the Company.  There was no comparative expense in fiscal 2005.

A foreign exchange loss of $24,732 in fiscal 2006 compares to an exchange loss of $6,253 in fiscal 2005.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in both periods, as most of the Company’s funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Finance expense of $37,179 in fiscal 2006 compared to $33,186 in fiscal 2005 primarily relates to the interest on the debt portion of the preference shares.

Salaries and benefits of $522,796 in fiscal 2006 compares to $613,412 in fiscal 2005.  The decrease in salaries and benefits in fiscal 2006 reflects the decrease in the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The Company has hired a Vice President of Engineering and Construction based in Vancouver, on May 1, 2006, and a Vice President of Operations based in Grass Valley was hired in June 2006.  There is no further significant increase anticipated in the complement of staff at the Vancouver offices for the balance of fiscal 2006.  In November 2006, the number of staff in Grass Valley decreased due to the layoffs of several employees working exclusively on the Ceramext™ technology..  The Company has had difficulty in raising sufficient funds to develop two capital intensive projects, the Idaho-Maryland Mine and the construction of a demonstration plant to showcase the ceramics test products and start continuous operation.  When the Company is able to finance the ceramics process separately from the mine permitting and development activities a demonstration plant may be constructed to provide future revenue received for some of the stone and ceramic test products in the future that may partially offset the additional labour expense.

Shareholder communications costs of $153,247 in fiscal 2006 compare to $228,371 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  In fiscal 2006, a total of $65,032 was paid to MBC, compared to $65,000 in fiscal 2005.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also paid $36,832 to High Visibility Public Relations for public relations services in fiscal 2005 compared to $Nil in fiscal 2006.  The contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

O’Connor is a full-time employee of LMC Management Services Ltd. (“LMC”) and is providing services on an on-going basis to the Company through an existing services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its current working capital, and his salary is included in salaries and benefits.

Stock-based compensation of $143,979 relating to stock options granted in June 2005 compares to $Nil in fiscal 2006.  There were no stock options granted in fiscal 2006 prior to September 30, 2006.

Travel expense increased from $73,034 in fiscal 2005 to $97,152 in fiscal 2006, as travel, air and hotel accommodation costs have increased in general.  Increased activities related to permitting and development of the Idaho-Maryland Property have necessitated additional travel by management between Vancouver and Grass Valley.  Significant travel expenses were also incurred related to the search for management personnel.  Overall, fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

Current and planned activities for the remainder of 2006 include the next stage of the permitting process on the Idaho-Maryland property and planning for a reorganization of the Company related to the Ceramext™ process and the future capital intensive development related to the construction and operation of a demonstration-scale plant.

The Company has a five-year lease and option to purchase agreement for the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  Negotiations are currently in progress to extend the term of the lease and option to purchase agreement.  All payments required under the lease have been made to date.

1.5

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2004
Fourth Quarter	228,108	433,954	(27,646)	1,198	57,526	505,698	1,198,243	0.03
2005
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,624	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	468,438	--	834	169	328,160	1,252,787	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the Idaho-Maryland Property and research on the Ceramext™ process.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Three months ended September 30, 2006 (“Q3 2006”), compared to three months ended September 30, 2005(“Q3 2005”)

Emgold had a loss of $1,252,787 or a loss per share of $0.02 in Q3 2006, compared to a loss of $1,260,160, or loss per share of $0.02 in Q3 2005.

During Q3 2005 the Company earned interest income of $25,403 on excess cash balances compared to $2,810 in Q3 2006.  The decrease was due to declining cash balances as cash was utilized for operations subsequent to a financing completed in Q2 2005.  A financing of 1,426,202 units at Cdn$0.60 completed in September 2006 has been used for operations on a limited scale since that time.

Legal, accounting and audit fees decreased from $36,589 in Q3 2005 to $13,209 in Q3 2006.  These fees will likely increase in the future due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in Q3 2005 of $86,299 compare to $96,083 in Q3 2006.  Overall, costs are higher in fiscal 2006, as a full complement of staff occupied the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley.

Until June 30, 2006, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the former Chairman of the Company.  These payments are classified as management and consulting fees.  Consulting fees in Q3 2006 of Cdn$8,064 were paid to a private company controlled by Sargent H. Berner, a director of the Company.  There was no comparative expense in Q3 2005.

A foreign exchange loss of $26,067 in Q3 2005 compares to an exchange loss of $1,322 in Q3 2006.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2006, as currently most of the Company’s funds are held in United States dollars.

Salaries and benefits of $126,229 in Q3 2006 compare to $143,365 in Q3 2005.  The decrease in salaries and benefits in fiscal 2006 reflects the salaries directly charged to the ceramics research and exploration at the Golden Bear facility and the Idaho-Maryland property.  Non-technical administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities is recorded in salaries and benefits.  The Company has hired a Vice President of Engineering and Construction, based in Vancouver.  He started work for the Company in May 2006.  The Company also hired a Vice President of Operations based in Grass Valley in June 2006.  In November 2006 several employees that were directly related to the ceramics process were laid off due to the focus on the permitting and the future reorganization of the Company with respect to the ceramics technology.  There is no further significant increase anticipated in the complement of staff at the Vancouver offices for the balance of fiscal 2006.

Administration costs will decrease nominally due to the layoff of the Ceramext™ process employees in Grass Valley in November 2006.  Facility rentals and other costs will likely remain at the same levels until current leases expire.

Shareholder communications costs of $33,788 in Q3 2006 compares to $63,158 in Q3 2005.  Shareholder communication costs are expected to continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  These costs have decreased in the third quarter, as they are discretionary in nature, and are one of the first areas to be decreased as cash balances diminish.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

There was no stock-based compensation recorded in Q3 2006 or in Q3 2005.  There were no stock options granted in Q3 2006.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the Idaho-Maryland Project and to the development of the Ceramext™ process.  Progress has been at a slower pace than planned due to budgetary constraints.

Investing Activities

As at September 30, 2006, Emgold has capitalized $922,161 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $46,817 in fiscal 2006, excluding a leased vehicle.  Amortization of $130,746 was recorded on equipment in fiscal 2006.  As a result, book value of $472,051 at September 30, 2006, compares to $523,090 at December 31, 2005.

A vehicle at a cost of $38,834 was purchased late in the second quarter, and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $5,251 in fiscal 2006.  There was no comparative capital expenditure in fiscal 2005.

1.7

Capital Resources

At September 30, 2006, Emgold’s working capital, defined as current assets less current liabilities, was $9,698, compared to $3,136,560 at December 31, 2005.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At September 30, 2006, the Company had 67,117,301 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.

Additional financings will be required in fiscal 2006 in order for the Idaho-Maryland Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process and the development of the Ceramext™ process will be delayed.

In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury.

The Company issued 1,426,202 common shares in a private placement of 1,426,202 units at a price of Cdn$0.60 in September 2006 for total gross proceeds of $855,721.  The units were comprised of one common share and one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of Cdn$1.00 per share until September 15, 2008.  Finder’s fees of 6% of gross proceeds on Cdn$738,601 were paid.  This financing was announced in August 2006 and it was expected that a minimum of Cdn$1.3 million would be received, but funds for a subscription agreement were not received, reducing the total proceeds.

In November 2006 the Company announced a brokered private placement financing through the

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

facilities of M Partners Inc. of up to Cdn$5,000,000.  There are two components to the financing.  Approximately 80% will be comprised of units of one common share and one share purchase warrant, exercisable for two years.  The remaining 20% will be comprised of units of one Flow-Through share and one-half of one non-flow-through (“NFT”) share purchase warrant.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional common share of the Company for two years.  Commissions of 8% will be paid with respect to the financing.

The non-flow-through proceeds of the offering will be used to advance permitting on the Company’s Idaho-Maryland Property and for working capital.  The flow-through proceeds are to be used for exploration on the Company’s properties in British Columbia.

The Company has been working on permitting the Idaho-Maryland Mine in Grass Valley and developing the Ceramext™ technology, both of which are capital intensive projects.  The Idaho-Maryland project is entering the final stages of the permitting process and will require a substantial amount of the Company's financial resources.  As a result, Emgold has decided to reduce the Golden Bear Ceramics Company operations and defer its capital investment in Golden Bear Ceramics while it examines various alternatives for further development and commercialization of the Ceramext™ technology.  One of the alternatives under consideration is a reorganization of the Company to permit the separate financing and development of the Ceramext™ technology.  The Company will continue to meet its obligations under and maintain its world wide license of the technology.

Subsequent to September 30, 2006, the Company issued 820,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.29, with an expiry date of November 24, 2011.

Pursuant to the deferral of the capital investment of the Ceramext™ technology, the Company has had to make the difficult decision of having to layoff employees of Golden Bear Ceramics associated with the further development of the Ceramext™ process.  This decision was made pursuant to the financing completed in November 2006.

It will be necessary to raise additional funds for the permitting process in fiscal 2007.  The financing completed in late November is expected to enable the Company to make significant progress in the permitting of the Idaho-Maryland Property.  Emgold will also be looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted above.  The Company has been producing stone and ceramic tiles in its pilot plant facility to be used in a home being constructed by a development partner in the research process.

The Company may be unable to re-hire qualified professional personnel that have been integral to the development of the Ceramext™ process, and this could delay the Ceramext™ process development.  The Company will be looking at various avenues for raising the required capital for operations of Golden Bear as a separate, self-financing organization.

Risks

Some of the significant risks involved in permitting, which have been taken from the Company’s Annual Report on Form 20-F filed on June 15, 2006, are described in the next few paragraphs.

It was initially anticipated that permitting would cost approximately $1,200,000 in external costs to complete, and this budget has been revised to $1,800,000, including internal and external costs, and is expected to take fourteen to twenty-four months to complete from May 24, 2005, the date of acceptance of the CMUP application by the City of Grass Valley.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment (“MEA”) and Environmental Impact Report (“EIR”) to obtain a CMUP from the City of Grass Valley and other local and state agencies.  Although the City of Grass Valley, as the Lead Agency, accepted the Company’s application as complete in May 2005, there are no assurances that the Company will be successful in obtaining the CMUP.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company seeks to reopen the historical Idaho-Maryland Mine, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold ore deposits therein,

•

Processing the associated siliceous waste rock from the mine to produce ceramic building materials via a proprietary process, and

•

Operating and maintaining these facilities for the life of the Project to be determined by completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the Idaho-Maryland Mine and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

Separately, the Company has conducted geotechnical studies and pilot and demonstration work using the Ceramext™ technology in order to complete a feasibility study of the process as applied to produce high quality ceramic building materials from the mine development rock and tailings from the Idaho-Maryland Mine.

The outcome of the feasibility work on the Ceramext™ technology will not have a direct impact on the ability of the Company to obtain the CMUP.  The mine can be opened, underground exploration and early mine development, with waste rock and tailings managed to meet the requirements necessary to obtain the CMUP independently of the further development of the Ceramext™ technology.

The low price of Emgold’s common stock limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Emgold’s share price were substantially higher.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Balances receivable from (f):	September 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ --	$ 131,224
Balances payable to (f):
LMC Management Services Ltd.	33,028	--
Directors, officers and employees	194,887	173,273
	$ 227,915	$ 173,273

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2006, $666,087 (2005 - $578,732) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of $16,833 (2005 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company to June 22, 2006.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares.

Series A First Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2006,

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Cdn$212,441 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $600,189 is the ‘principle’ value included in the debt component of preference shares.  Accretion and foreign exchange on debt act to increase the total debt component of preference shares to $649,790 at September 30, 2006.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Although Mr. Frank A. Lang is no longer a director of the Company, he currently holds greater than 10% of the issued and outstanding shares of the Company, including an estimated conversion of Series A Preference Shares to common shares.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

At September 30, 2006, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

None

1.14

Financial Instruments and Other Instruments

None

1.15.1

Other MD & A Requirements

See the unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2005.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 28, 2006

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

67,117,301 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	441,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,780,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,110,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2006

(expressed in United States dollars, unless otherwise stated)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008

Other Information

Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

20